UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2017

Commission file number 001-37569

Strongbridge Biopharma plc

(Exact name of Registrant as specified in its charter)

900 Northbrook Drive

Suite 200

Trevose, PA 19053

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Introduction

As used herein, “Strongbridge Biopharma”, the “Company” and “we”, “our” or “us” refer to Strongbridge Biopharma plc and its consolidated subsidiaries, unless the context requires otherwise.

Strongbridge Biopharma plc’s unaudited consolidated financial statements contained in this Report on Form 6-K are presented in United States dollars (“$”) and are prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 6-K contains forward‑looking statements that involve substantial risks and uncertainties. The forward‑looking statements are contained principally in the sections of this Current Report on Form 6-K titled “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”  All statements, other than statements of historical facts, contained in this Current Report on Form 6-K, including statements regarding our future results of operations and financial position, business strategy, prospective products, product approvals, research and development costs, timing and likelihood of success, plans and objectives of management for future operations, and future results of current and anticipated products, are forward‑looking statements. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward‑looking statements. The words “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “might,” “objective,” “plan,” “potential,” “predict,” “project,” “positioned,” “seek,” “should,” “target,” “will,” “would,” or the negative of these terms or other similar expressions are intended to identify forward‑looking statements, although not all forward‑looking statements contain these identifying words. These forward‑looking statements are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management’s beliefs and assumptions, are not guarantees of future results, performance or developments and involve known and unknown risks, uncertainties and other factors. Other factors that may cause our actual results or developments to differ materially from the expectations contained in the forward-looking statements include, but are not limited to:

•	our ability to successfully commercialize Keveyis® (dichlorphenamide);
•

the timing, progress and results of clinical and preclinical trials for our product candidates, including statements regarding the timing of initiation and completion of these trials, enrollment of patients, dosing of subjects and the period during which the results of these trials will become available;

•	our estimates regarding future revenue, expenses, capital requirements and needs for additional financing;

•	our ability to become profitable;
•	our ability to effectively manage our anticipated growth;

•	our ability to secure additional financing when needed on acceptable terms;

•	the implementation of our business model, as well as strategic plans for our business, product candidates and technology;

•	our strategy to in‑license, acquire and develop new product candidates and our ability to execute that strategy;

•	potential product liability claims and our ability to obtain adequate insurance;

•	potential development and commercial synergies from having multiple product candidates for related indications;

•	potential benefits of the clinical development and commercial experience of our management team;

•	our ability to attract or retain key employees, advisors or consultants;

•	our ability to successfully commercialize our product candidates;

•	our commercialization, marketing and manufacturing capabilities and strategy;

•	our ability to rely on orphan drug designation for market exclusivity;

•	our ability to effectively market any product candidates that receive regulatory approval with a small, focused sales force;

•	the timing, scope or likelihood of regulatory filings and approvals for our product candidates;

•	our ability to develop and maintain relationships with manufacturers, clinical research organizations and other important contractors and consultants;

•	our ability to advance our product candidates through various stages of development, especially through pivotal safety and efficacy trials;

•	our expectation regarding the safety and efficacy of our product candidates;

•	the potential clinical utility and benefits of our product candidates;

•	developments and projections relating to our competitors or our industry;

•	the impact of government laws and regulations in the United States and foreign countries;

•	our estimates regarding the potential market opportunity for our products and product candidates;

•	our ability to expand, protect and enforce our intellectual property rights;

•	our ability to defend against assertions or claims by third parties that we infringe on their intellectual property rights;

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act; and

•	our status as a foreign private issuer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward‑looking statements we make. As a result, any or all of our forward‑looking statements in this Current Report on Form 6-K may turn out to be inaccurate. We may not actually achieve the plans, intentions or expectations disclosed in our forward‑looking statements, and you should not place undue reliance on our forward‑looking statements. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward‑looking statements we may make. Our forward‑looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

Business

We are a global commercial-stage biopharmaceutical company focused on the development and commercialization of therapies for rare diseases with significant unmet needs.

Our first commercial product is Keveyis® (dichlorphenamide), the first and only treatment approved by the U.S. Food and Drug Administration (“FDA”) for hyperkalemic, hypokalemic, and related variants of primary periodic paralysis. Keveyis has orphan drug exclusivity status in the United States through August 7, 2022.  Since acquiring the U.S. marketing rights for Keveyis in December 2016, we have hired key management personnel responsible for the build out of sales, marketing, market access and patient service capabilities. We have also hired 12 highly-experienced, rare disease field force personnel.  In April 2017, we launched and recorded our initial sales of Keveyis.

In addition to this neuromuscular disease product, we have two clinical-stage product candidates for rare endocrine diseases, Recorlev™ and veldoreotide. Recorlev (levoketoconazole) is a cortisol synthesis inhibitor currently being studied for the treatment of endogenous Cushing's syndrome. Veldoreotide is a next-generation somatostatin analog (SSA) being investigated for the treatment of acromegaly, with potential additional applications in Cushing's syndrome and neuroendocrine tumors. Both Recorlev and veldoreotide have received orphan designation from the FDA and the European Medicines Agency (“EMA”).

Given the well-identified and concentrated prescriber base addressing our target markets, we intend to use a small, focused sales force to effectively market Keveyis and our other products and product candidates, if approved, in the United States, the European Union and other key global markets.. We believe that our ability to execute on this strategy is enhanced by the significant commercial and clinical development experience of key members of our management team. We will continue to identify and evaluate the acquisition of products and product candidates that would be complementary to our existing rare neuromuscular and endocrine franchises or that would form the basis for new rare disease franchises. We believe this approach will enable us to maximize our commercial potential by further leveraging our existing resources and expertise.

Recent Developments

On May 11, 2017, we held our Annual General Meeting of Shareholders (“AGM”) in Dublin, Ireland.  Described below are the matters voted upon at the AGM and the number of votes for and against, abstentions and broker non-votes, as applicable.

Proposal No. 1 – Re-election of Class II Directors - approved.  Each of the directors elected at the AGM will serve a three-year term until the conclusion of the Company’s 2020 annual general meeting and until such time as their successors are duly elected and qualified.

	Votes For	Votes Against	Abstain	Broker Non-Votes
John H. Johnson	19,491,779	2,160,725	100	937,667
Richard S. Kollender	19,528,158	2,124,346	100	937,667
Jeffrey W. Sherman, M.D., FACP	19,528,233	2,124,271	100	937,667

Proposal No. 2 – Authorization to Determine the Remuneration of the Auditors – approved.    Shareholder were asked to vote to authorize the board of directors, acting through its Audit Committee, to determine the remuneration of Ernst & Young, the Company’s independent auditors.

Votes
For	22,034,662
Against	534,702
Abstain	20,907

STRONGBRIDGE BIOPHARMA plc

Consolidated Balance Sheets

(In thousands, except share and per share data)

(unaudited)

	March 31,	December 31,
	2017	2016
ASSETS
Current assets:
Cash and cash equivalents	$49,898	$66,837
Prepaid expenses and other current assets	962	764
Total current assets	50,860	67,601
Property and equipment, net	22	25
Deferred tax asset	—	1,599
Intangible assets, net	59,644	60,900
Goodwill	7,256	7,256
Other assets	151	150
Total assets	$117,933	$137,531
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,880	$1,089
Accrued liabilities	7,877	14,868
Total current liabilities	9,757	15,957
Long-term debt	18,424	18,434
Warrant liability	26,018	11,090
Supply agreement liability, noncurrent	25,078	25,078
Total liabilities	79,277	70,559
Commitments and contingencies (Note 7)
Stockholders’ equity:
Deferred shares, $1.098 par value, 40,000 shares authorized, issued and outstanding at March 31, 2017 and December 31, 2016	44	44
Ordinary shares, $0.01 par value, 600,000,000 shares authorized at March 31, 2017 and December 31, 2016; 35,335,026 shares issued and outstanding at March 31, 2017 and December 31, 2016	353	353
Additional paid-in capital	197,144	195,975
Accumulated deficit	(158,885)	(129,400)
Total stockholders’ equity	38,656	66,972
Total liabilities and stockholders’ equity	$117,933	$137,531

The accompanying notes are an integral part of these unaudited consolidated financial statements.

STRONGBRIDGE BIOPHARMA plc

Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except share and per share data)

(unaudited)

	Three Months Ended
	March 31
	2017	2016
Operating expenses:
Research and development	$3,481	$6,794
Selling, general and administrative	7,442	4,129
Amortization of intangible asset	1,256	—
Total operating expenses	12,179	10,923
Operating loss	(12,179)	(10,923)
Other expense, net:
Unrealized loss on fair value of warrants	(14,928)	—
Interest expense	(737)	—
Foreign exchange loss	(12)	(47)
Other expense, net	(35)	(1,290)
Total other expense, net	(15,712)	(1,337)
Loss before income taxes	(27,891)	(12,260)
Income tax (expense) benefit	(1,594)	55
Net loss	(29,485)	(12,205)
Net loss attributable to non-controlling interest	—	51
Net loss attributable to Strongbridge Biopharma	$(29,485)	$(12,154)

Net loss attributable to ordinary shareholders:
Basic and diluted	$(29,485)	$(12,154)
Net loss per share attributable to ordinary shareholders:
Basic and diluted	$(0.83)	$(0.57)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders:
Basic and diluted	35,335,026	21,205,382

The accompanying notes are an integral part of these unaudited consolidated financial statements.

STRONGBRIDGE BIOPHARMA plc

Consolidated Statement of Shareholders’ Equity

(In thousands except share amounts)

(unaudited)

	Strongbridge Biopharma plc Shareholders
					Additional		Total
	Ordinary Shares		Deferred Shares		Paid-In	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance—December 31, 2016	35,335,026	$353	40,000	$44	$195,975	$(129,400)	$66,972
Net loss	—	—	—	—	—	(29,485)	(29,485)
Stock-based compensation	—	—	—	—	1,169	—	1,169
Balance—March 31, 2017	35,335,026	$353	40,000	$44	$197,144	$(158,885)	$38,656

The accompanying notes are an integral part of these unaudited consolidated financial statements.

STRONGBRIDGE BIOPHARMA plc

Consolidated Statements of Cash Flow

(In thousands)

(unaudited)

	Three Months Ended
	March 31,
	2017	2016
Cash flows from operating activities:
Net loss	$(29,485)	$(12,205)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	3	3
Stock-based compensation	1,169	1,328
Amortization of intangible asset	1,256	—
Amortization of debt discounts and debt issuance costs	140	—
Deferred income tax expense (benefit)	1,599	(55)
Impairment/loss on investment in Antisense Therapeutics	—	550
Change in fair value of warrant liability	14,928	—
Changes in operating assets and liabilities:
Accounts payable	791	(1,488)
Accrued liabilities and other liabilities	509	2,124
Other assets	(1)	456
Prepaid expenses and other current assets	(198)	(8)
Net cash used in operating activities	(9,289)	(9,295)
Cash flows from investing activities:
Payments for acquisition	(7,500)	—
Net cash used in investing activities	(7,500)	—
Cash flows from financing activities:
Payment for amendment of long-term debt	(150)	—
Net cash used in financing activities	(150)	—
Effect of exchange rate changes on cash and cash equivalents	—	(21)
Net decrease in cash and cash equivalents	(16,939)	(9,316)
Cash and cash equivalents—beginning of period	66,837	51,623
Cash and cash equivalents—end of period	$49,898	$42,307
Supplemental disclosures of cash flow information
Cash paid during the year for:
Income taxes other, net of refunds	$255	$—
Interest	$295	$—

The accompanying notes are an integral part of these unaudited consolidated financial statements.

STRONGBRIDGE BIOPHARMA plc

Notes to Unaudited Consolidated Financial Statements

1. Organization

Strongbridge Biopharma plc is a global commercial-stage biopharmaceutical company focused on the development and commercialization of therapies for rare diseases with significant unmet needs. Our first commercial product is Keveyis® (dichlorphenamide), the first and only treatment approved by the U.S. Food and Drug Administration ("FDA") for hyperkalemic, hypokalemic, and related variants of primary periodic paralysis. Keveyis has orphan drug exclusivity status in the United States through August 7, 2022. In addition to this neuromuscular disease product, we have two clinical-stage product candidates for rare endocrine diseases, Recorlev™ and veldoreotide. Recorlev (levoketoconazole) is a cortisol synthesis inhibitor currently being studied for the treatment of endogenous Cushing's syndrome. Veldoreotide is a next-generation somatostatin analog (SSA) being investigated for the treatment of acromegaly, with potential additional applications in Cushing's syndrome and neuroendocrine tumors. Both Recorlev and veldoreotide have received orphan designation from the FDA and the European Medicines Agency ("EMA").

Given the well-identified and concentrated prescriber base addressing our target markets, we intend to use a small, focused sales force to effectively market Keveyis and our other products and product candidates, if approved, in the United States, the European Union and other key global markets. We believe that our ability to execute on this strategy is enhanced by the significant commercial and clinical development experience of key members of our management team. We will continue to identify and evaluate the acquisition of products and product candidates that would be complementary to our existing rare neuromuscular and endocrine franchises or that would form the basis for new rare disease franchises. We believe this approach will enable us to maximize our commercial potential by further leveraging our existing resources and expertise.

Liquidity

We believe that our cash resources of $49.9 million at March 31, 2017 will be sufficient to allow us to fund planned operations into 2019, which is after the expected receipt of data from the Recorlev SONICS and LOGICS Phase 3 clinical trials. We expect our funding requirements for operating activities to increase in 2017 and possibly beyond due to expenses associated with the commercialization of Keveyis, the execution of the Recorlev SONICS and LOGICS Phase 3 clinical trials, and selling, general and administrative expenses. We also expect our cash needs to increase to fund potential in-licenses, acquisitions or similar transactions as we pursue our strategy. These expenses may be offset only in part by sales of Keveyis. In addition, beginning in June 2018, we will be required to make monthly principal payments to repay amounts borrowed under our credit facility.

We may never achieve profitability, and unless and until we do, we will continue to need to raise additional capital.  We plan to continue to fund our operations and capital funding needs through equity or debt financing along with revenues from Keveyis. There can be no assurances, however, that additional funding will be available on terms acceptable to us.

Our loan and security agreement, under which outstanding borrowings were $20.0 million at March 31, 2017, contains financial and non-financial covenants including minimum amounts of net revenue in 2017 and beyond. Failure to comply with the covenants could result in the lenders declaring the loan immediately due and payable. Our liquidity requirements are predicated on maintaining compliance with the debt covenants and repaying outstanding borrowings in accordance with the 48-month loan term.

2. Summary of significant accounting policies and basis of presentation

Basis of presentation

These unaudited consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States (U.S. GAAP). The unaudited consolidated financial statements reflect all adjustments, which include only normal recurring adjustments that are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented.

The preparation of the unaudited consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the consolidated financial statements.  Actual results could differ from those estimates.

These unaudited consolidated financial statements should be read in conjunction with the accounting policies and notes to the audited consolidated financial statements included in Strongbridge Biopharma’s 2016 Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 4, 2017.  Operating results for the three months ended March 31, 2017 are not necessarily indicative of the results that may be expected for the year ending December 31, 2017.

Foreign currency translation

The consolidated financial statements are reported in United States dollars, which is the functional currency of our Company, including each of our consolidated subsidiaries. Transactions in foreign currencies are remeasured into our functional currency at the rate of exchange prevailing at the date of the transaction. Any monetary assets and liabilities arising from these transactions are remeasured into our functional currency at exchange rates prevailing at the balance sheet date or on settlement. Resulting gains and losses are recorded in foreign exchange gain (loss) in our consolidated statements of operations.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. We must apply significant judgment in this process. Actual results could materially differ from those estimates.

Net loss per share

Basic net loss per share is calculated by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share is calculated by dividing the net loss attributable to common stockholders by the weighted‑average number of shares of common stock outstanding for the period, including any dilutive effect from outstanding stock options or other equity-based awards. Shares used in the diluted net loss per share calculations exclude anti‑dilutive common equivalent shares, which currently consist of outstanding stock options, unvested restricted stock units and warrants.

The following potentially dilutive securities have been excluded from the computations of diluted weighted average shares outstanding as of March 31, 2017 and 2016, as they would be anti-dilutive:

	Three Months Ended
	March 31,
	2017	2016
Warrants	7,428,571	—
Stock options issued and outstanding	5,291,986	3,279,030
Unvested restricted stock units	194,000	187,000

Recent accounting pronouncements

In January 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-04, Intangibles - Goodwill and Other:  Simplifying the Accounting for Goodwill Impairment. ASU 2017-04 removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. This standard, which will be effective for the Company beginning in the first quarter of fiscal year 2021, is required to be applied prospectively. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is currently evaluating the impact this standard will have on its financial statements.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments, which clarifies how certain cash receipts and cash payments are presented and classified in the statement of cash flows in order to reduce diversity in practice. The guidance is effective for the Company beginning in the first quarter of fiscal year 2018. Early adoption is permitted. The Company is currently evaluating the impact of adopting this guidance on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation - Improvements to Employee Share-Based Payment Accounting,  which effects all entities that issue share-based payment awards to their employees. The amendments in this ASU cover such areas as the recognition of excess tax benefits and deficiencies, the classification of those excess tax benefits on the statement of cash flows, an accounting policy election for forfeitures, the amount an employer can withhold to cover income taxes and still qualify for equity classification and the classification of those taxes paid on the statement of cash flows. This ASU is effective for annual and interim periods beginning after December 15, 2016. This guidance can be applied either prospectively, retrospectively or using a modified retrospective transition method. Early adoption is permitted. The Company has adopted the standard effective January 1, 2017 and has elected to account for forfeitures as they occur as opposed to estimating forfeitures. The adoption of this standard did not have a material impact on our financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases, that discusses how an entity should account for lease assets and lease liabilities. The guidance specifies that an entity who is a lessee under lease agreements should recognize lease assets and lease liabilities for those leases classified as operating leases under previous FASB guidance. Accounting for leases by lessors is largely unchanged under the new guidance. The guidance is effective for the Company beginning in the first quarter of fiscal year 2019. Early adoption is permitted. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. We are currently evaluating the impact of adopting this guidance on our consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities,  that modifies certain aspects of the recognition, measurement, presentation, and disclosure of financial instruments. The accounting standard update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017, and early adoption is permitted.  We are currently assessing the impact that adopting this new accounting guidance will have on our consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The new guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The FASB has subsequently issued ASU No. 2016-10, Revenue from Contracts with Customer (Topic 606): Identifying Performance Obligations and Licensing, to address issues arising from implementation of the new revenue recognition standard. ASU 2014-09 and ASU 2016-10 are effective for interim and annual periods beginning January 1, 2018, and may be adopted earlier. The revenue standards are required to be adopted by taking either a full retrospective or a modified retrospective approach. The Company plans to early adopt this standard as we recognize revenue with the launch of Keveyis during 2017. Early adopting will allow the Company to record revenue based on shipments and estimate any deductions to revenue.

3. Fair value measurement

The Company follows FASB accounting guidance on fair value measurements for financial assets and liabilities measured on a recurring basis. Because of their short term nature, the amounts reported in the balance sheet for cash and cash equivalents, and accounts payable approximate fair value.

The guidance requires fair value measurements to maximize the use of “observable inputs.” The three-level hierarchy of inputs to measure fair value are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Because of their short term nature, the amounts reported in the balance sheet for cash and cash equivalents, and accounts payable approximate fair value.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity). The fair values of the outstanding warrants were measured using the Black-Scholes option-pricing model. Inputs used to determine estimated fair value of the warrant liabilities include the estimated fair value of the underlying stock at the valuation date, the estimated term of the warrants, risk-free interest rates, expected dividends and the expected volatility of the underlying stock. The significant unobservable inputs used in the fair value measurement of the warrant liabilities were the volatility rate and the estimated term of the warrants. Generally, increases (decreases) in the fair value of the underlying stock and estimated term would result in a directionally similar impact to the fair value measurement.

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis for the periods presented (in thousands):

	As of March 31, 2017
	Level I	Level II	Level III	Total
Cash equivalents	49,601	—	—	49,601
Total assets	$49,601	$—	$—	$49,601
Warrant liabilities	—	—	26,018	26,018
Total liabilities	$—	$—	$26,018	$26,018

	As of December 31, 2016
	Level I	Level II	Level III	Total
Warrant liabilities	—	—	11,090	11,090
Total liabilities	$—	$—	$11,090	$11,090

4. Intangible assets and goodwill

The gross carrying amount of in‑process research and development, acquired developed product rights and goodwill is as follows (in thousands):

	As of March 31, 2017
	Beginning of Period	Additions	Amortization	End of Period
IPR&D	$20,723	$—	$—	$20,723
Acquired product rights	40,177	—	(1,256)	38,921
Goodwill	7,256	—	—	7,256
Total	$68,156	$—	$(1,256)	$66,900

	As of December 31, 2016
	Beginning of Period	Additions	Impairment	End of Period
IPR&D	$36,551	$—	$(15,828)	$20,723
Acquired product rights	—	40,177	—	40,177
Goodwill	7,256	—	—	7,256
Total	$43,807	$40,177	$(15,828)	$68,156

Our finite lived intangible asset consists of acquired developed product rights obtained from the asset acquisition of Keveyis® (dichlorphenamide) from a subsidiary of Taro Pharmaceutical Industries Ltd. (“Taro”).  Keveyis is approved in the U.S. to treat hyperkalemic, hypokalemic and related variants of primary periodic paralysis, a group of rare hereditary disorders that cause episodes of muscle weakness or paralysis.  Keveyis has received orphan drug exclusivity status in the U.S. through August 7, 2022. In connection with the Asset Purchase and Supply Agreement we entered into with Taro, we have paid Taro an upfront payment in two installments of $1 million in December 2016 and $7.5 million in March 2017.  We have concluded that the supply price payable by us exceeds fair value and, therefore, have used a discounted cash flow method with a probability assumption to value the payments in excess of fair value at $29.3 million, for which we have recorded an intangible asset and corresponding liability. This liability will be reduced as we purchase inventory over the term of the agreement.  In addition, we incurred transaction costs of $2.4 million. The overall recording of the transaction resulted in the recording of an intangible asset of $40.2 million. This asset is being amortized over an eight-year period using the straight-line method.

We recorded amortization expense of $1.3 million and $0 for the three months ended March 31, 2017 and 2016, respectively.

5. Accrued liabilities

Accrued liabilities consist of the following (in thousands):

	March 31,	December 31,
	2017	2016
Consulting and professional fees	$2,865	$1,110
Accrued payable due Taro Pharmaceuticals Industries Ltd.	—	7,500
Accrued interest	245	—
Supply agreement - current portion	4,207	4,207
Employee compensation	553	1,554
Other	7	497
Total accrued liabilities	$7,877	$14,868

6. Long-Term debt

On December 28, 2016, the Company entered into a loan and security agreement (the “Loan Agreement”) with Oxford Finance LLC (“Oxford”) and Horizon Technology Finance Corporation (“Horizon”). The Loan Agreement provided for a $40 million credit facility, of which $20 million was borrowed initially. Under the Loan Agreement, the Company has access to two additional tranches of $10 million each, which would be available to the Company subject to the achievement of certain specified milestones.

The borrowings pursuant to the Loan Agreement mature after 48 months. The Loan Agreement provides for interest-only payments initially for the first 18 months of the loan followed by an amortization period of 30 months, a final payment fee equal to 8% of the amount borrowed, and interest payable at an annual rate equal to the sum of 8.22% plus the greater of 0.53% or the 30-day US LIBOR rate. The credit facility provides that if the Company satisfies certain milestones and borrows the final $10 million tranche, the interest-only period would be extended by an additional six months and the amortization period would be 24 months. The Company has granted a security interest in substantially all of its existing assets and assets acquired by the Company in the future, including intellectual property. The Loan Agreement contains facility and prepayment fees, and customary affirmative and negative covenants, including a financial covenant regarding minimum amounts of net revenue and events of default and restricts the payment of cash dividends.  The Loan Agreement contains a material adverse change clause whereby a material adverse change in the Company’s business, operations or financial condition would be considered an event of default whereby the lenders could declare all amounts under the Loan Agreement as immediately due and payable. We incurred $1.3 million in debt discounts and $0.3 million of debt issuance costs relating to this Loan Agreement which have been recorded as a reduction to the long-term debt. These amounts will be amortized over the outstanding period of the debt to interest expense using the effective interest rate method.

In connection with the execution of the Loan Agreement, we issued warrants to the Lenders to purchase an aggregate of 428,571 ordinary shares at an exercise price equal to $2.45 per share. The warrants are immediately exercisable and expire after ten years. We accounted for these warrants as equity, and the fair value was recorded into APIC.

On March 31, 2017 we entered into an amendment to the Loan Agreement that was made effective as of January 27, 2017 and provided for an extension to the dates by which the Company’s Swedish subsidiary was required to enter into security documents granting security interests on certain of its assets in favor of Oxford, as collateral agent for the Lender, and to increase the amount of debt the Company can incur under, and the amount of cash collateral it can provide for purposes of, its corporate credit card program from $100,000 to $250,000.  In connection with the amendment, the Company paid $150,000 to the Oxford Finance LLC ("Oxford") and Horizon Technology Finance Corporation ("Horizon") (collectively, the “Lenders”). The $150,000 was recorded as additional debt discount cost and will be amortized as an adjustment of interest expense over the remaining term of the Loan.

Future principal payments due under the Loan Agreement are as follows (in thousands):

Principal
Payments

2017	$—
2018	4,000
2019	8,000
2020	8,000
Total future payments	$20,000

7. Commitments and contingencies

(a)  Lease obligations

In March 2015, the Company entered into a 52‑month building sublease agreement for 14,743 square feet of office space in Trevose, Pennsylvania. The lease has annual rent escalations and is recognized on a straight‑line basis over the term of the lease.

As of March 31, 2017, future minimum commitments under facility operating leases were as follows (in thousands):

Operating
leases

2017	$303
2018	319
2019	184
Total minimum lease payments	$806

Rent expense recognized under our operating lease, including additional rent charges for utilities, parking, maintenance and real estate taxes, was approximately $79,000 and $76,000 for the three months ended March 31, 2017 and 2016, respectively.

(b) Commitments to Taro Pharmaceuticals Industries Ltd.

In December 2016, we acquired the U.S. marketing rights to Keveyis® (dichlorphenamide) from a subsidiary of Taro.  Keveyis is approved in the U.S. to treat hyperkalemic, hypokalemic and related variants of primary periodic paralysis, a group of rare hereditary disorders that cause episodes of muscle weakness or paralysis.  Keveyis has received orphan drug exclusivity status in the U.S. through August 7, 2022.  Under the terms of an asset purchase agreement, we paid Taro an upfront payment in two installments of $1 million in December 2016 and $7.5 million in March 2017, and will pay an aggregate of $7.5 million in potential milestones upon the achievement of certain product sales targets. Taro has agreed to continue to manufacture Keveyis for us under an exclusive supply agreement through the orphan exclusivity period. We are obligated to purchase certain annual minimum amounts of product totaling approximately $29 million over a six-year period. The supply agreement may extend beyond the orphan exclusivity period unless terminated by either party pursuant to the terms of the agreement. If terminated by Taro at the conclusion of the orphan exclusivity period, we have the right to manufacture the product on our own or have the product manufactured by a third party on our behalf.

8. Income taxes

Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying amounts and tax bases of assets and liabilities and operating loss carryforwards and other attributes using enacted rates expected to be in effect when those differences reverse. Valuation allowances are provided against deferred tax assets that are not more likely than not to be realized.

The Company assesses its ability to realize deferred tax assets. Changes in future earnings projections, among other factors, may cause the Company to adjust its valuation allowance on deferred tax assets, which would impact the Company’s income tax expense in the period in which it is determined that these factors have changed.

For the three months ended March 31, 2017, the Company recorded a full valuation allowance against our deferred tax asset, resulting in income tax expense of $1.6 million.

9. Stock‑based compensation

Our board of directors has adopted, the 2017 Inducement Plan (the “Inducement Plan”). The Inducement Plan provides for the grant of equity-based awards to new employees. The purpose of the Inducement Plan is to attract valued employees by offering them a greater stake in our success and a closer identity with us, and to encourage ownership of our ordinary shares by such employees. The Inducement Plan is effective as of February 23, 2017. As of March 31, 2017, 733,450 shares are available for issuance pursuant to the Inducement Plan.

Our board of directors has adopted, and our shareholders have approved, the 2015 Equity Compensation Plan (the “2015 Plan”). The 2015 Plan provides for the grant of incentive stock options to our employees and any parent or subsidiary corporations’ employees, and for the grant of nonstatutory stock options, stock awards, and restricted stock units to our employees, directors and consultants and our parent or subsidiary corporations’ employees and consultants. The 2015 Plan is effective as of September 3, 2015.  As of March 31, 2017, 422,133 shares are available for issuance pursuant to the 2015 Plan.

Our board of directors has adopted, and our shareholders have approved, the Non‑Employee Director Equity Compensation Plan (the “Non‑Employee Director Plan”). The Non‑Employee Director Plan provides for the grant of nonstatutory stock options, stock awards, and restricted stock units to our non‑employee directors. The Non‑Employee Director Plan is effective as of September 3, 2015.  As of March 31, 2017, 240,792 shares are available for issuance pursuant to the Non‑Employee Director Plan.

A summary of the outstanding stock options as of March 31, 2017 is as follows:

	Options Outstanding
			Weighted-
			Average
		Weighted-	Remaining
		Average	Contractual
	Number of	Exercise	Term	Aggregate
	Shares	Price	(Years)	Intrinsic Value
				(in thousands)
Outstanding—January 1, 2017	3,249,784	$11.00	6.89	$—
Granted	2,087,600	$3.02
Forfeited and cancelled	(45,398)	$7.58
Exercised	—	—
Outstanding—March 31, 2017	5,291,986	$7.88	6.89	$4,326
Vested and exercisable—March 31, 2017	1,343,945	$11.99	4.92	$172

Included in the stock options outstanding at March 31, 2017 are unvested stock options to purchase 88,908 shares at a weighted average exercise price of $18.80 per share for which the vesting of certain tranches will accelerate if the fair value per share of our stock reaches $31.46. In addition, the options outstanding include 97,652 shares that vest upon a market appreciation event so long as it occurs prior to May 26, 2019 of which all were unvested as of March 31, 2017 and 97,652 shares that will vest upon the one year anniversary of the market appreciation event of which all were unvested as of March 31, 2017. The market appreciation event is defined as the last trading day in the period in which the closing stock price on each of 20 consecutive trading days reported on NASDAQ has been at least $30.14 or $33.66 for the respective grantee.

Stock‑based compensation expense

We recognized stock‑based compensation expense for employees and directors for stock options and RSUs in the accompanying unaudited consolidated statements of operations as follows (in thousands):

	Three Months Ended
	March 31,
	2017	2016
Research and development	$216	$283
General and administrative	953	1,045
Total stock-based compensation	$1,169	$1,328

As of March 31, 2017, the total unrecognized compensation expense related to unvested stock options, net of estimated forfeitures, is $10.0 million, which we expect to recognize over an estimated weighted‑average period of 3.02 years.

In determining the estimated fair value of our service-based awards, we use the Black‑Scholes option‑pricing model and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment.

The fair value of our service-based awards which were granted during the years, was estimated with the following assumptions:

	Three Months Ended
	March 31,
	2017	2016
Expected term (in years)	6.09	6.07
Risk-free interest rate	1.98% - 2.26%	1.4% - 1.6%
Expected volatility	81.1% - 81.8%	78.1% - 78.6%
Dividend rate	—%	—%

Restricted Stock Units

On February 26, 2016, our board of directors approved grants of restricted stock units (RSUs) to employees.  These RSUs vest two years from the date of issuance, provided that the employee is employed by the Company on such vesting date. All RSUs will fully vest upon a change of control of our company.  If and when the RSUs vest, the Company will issue one ordinary share of the Company for each whole RSU that has vested, subject to satisfaction of the executive’s tax withholding obligations. The RSUs will cease to be outstanding upon such issuance of shares.  We recorded expense of $88,000 and $34,000 for the three months ended March 31, 2017 and 2016, respectively, which is included in the stock based compensation table above.  As of March 31, 2017, the total unrecognized compensation expense related to unvested RSUs is $0.4 million, which we expect to recognize over an estimated weighted‑average period of 1.8 years.

A summary of the unvested RSUs as of March 31, 2017 is as follows:

Number of
Shares
Unvested—January 1, 2017	184,000
Granted	12,000
Forfeited	(2,000)
Vested	—
Unvested—March 31, 2017	194,000

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion summarizes the significant factors affecting the operating results, financial condition, liquidity and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with the unaudited financial statements for the three months ended March 31, 2017 and the related notes thereto included elsewhere in this Current Report on 6-K. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and all other non‑historical statements in this discussion are forward‑looking statements and are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward‑looking statements as a result of various factors, including those discussed below and elsewhere in this Current Report on 6-K.

Overview

We are a global commercial-stage biopharmaceutical company focused on the development and commercialization of therapies for rare diseases with significant unmet needs. Our first commercial product is Keveyis® (dichlorphenamide), the first and only treatment approved by the U.S. Food and Drug Administration (“FDA”) for hyperkalemic, hypokalemic, and related variants of primary periodic paralysis  (“PPP”) , a group of rare hereditary disorders that cause episodes of muscle weakness or paralysis. Keveyis has orphan drug exclusivity status in the United

States through August 7, 2022. In addition to this neuromuscular disease product, we have two clinical-stage product candidates for rare endocrine diseases, Recorlev™ and veldoreotide. Recorlev (levoketoconazole) is a cortisol synthesis inhibitor currently being studied for the treatment of endogenous Cushing's syndrome. Veldoreotide is a next-generation somatostatin analog (“SSA”) being investigated for the treatment of acromegaly, with potential additional applications in Cushing's syndrome and neuroendocrine tumors. Both Recorlev and veldoreotide have received orphan designation from the FDA and the European Medicines Agency (“EMA”).

Given the well-identified and concentrated prescriber base addressing our target markets, we intend to use a small, focused sales force to effectively market Keveyis and our other products and product candidates, if approved, in the United States, the European Union and other key global markets. We believe that our ability to execute on this strategy is enhanced by the significant commercial and clinical development experience of key members of our management team. We will continue to identify and evaluate the acquisition of products and product candidates that would be complementary to our existing rare neuromuscular and endocrine franchises or that would form the basis for new rare disease franchises. We believe this approach will enable us to maximize our commercial potential by further leveraging our existing resources and expertise.

We have never been profitable and have incurred net losses since our inception in 1996. Our operations to date have been focused on identifying, in‑licensing, acquiring and developing our product candidates, organizing and staffing our company, business planning and raising capital. We have funded our operations primarily through equity offerings. We incurred a net loss attributable to Strongbridge Biopharma plc of $29.5 million and $12.2 million for the three months ended March 31, 2017 and 2016, respectively.  At March 31, 2017, our accumulated deficit was $158.9 million.

Financial Operations Overview

The following discussion sets forth certain components of our statements of operations as well as factors that impact those items.

Revenues

We have not generated any revenue during the periods presented. Our ability to generate product revenue and become profitable depends upon our ability to obtain regulatory approval for and to successfully commercialize our product candidates.

Research and Development Expenses

Our research and development expenses consist primarily of costs incurred in connection with the development of our product candidates, including:

•	personnel‑related costs, such as salaries, bonuses, benefits, travel and other related expenses, including stock‑based compensation;
•

expenses incurred under our agreements with CROs, clinical sites, contract laboratories, medical institutions and consultants that plan and conduct our preclinical studies and clinical trials, including, in the case of consultants, stock‑based compensation;

•	costs associated with regulatory filings;
•	upfront and milestone payments under in‑license or acquisition agreements with third parties;
•	costs of acquiring preclinical study and clinical trial materials, and costs associated with formulation and process development; and
•	depreciation, maintenance and other facility‑related expenses.

We expense all research and development costs as incurred. Clinical development expenses for our product candidates are a significant component of our current research and development expenses as we progress our product candidates into and through clinical trials. Product candidates in later stage clinical development generally have higher research and development costs than those in earlier stages of development, primarily due to increased size and duration of the clinical trials. We recognize costs for each grant project, preclinical study or clinical trial that we conduct based on our evaluation of the progress to completion, using information and data provided to us by our external research and development vendors and clinical sites.

We expect our research and development expenses to increase in absolute dollars in the future as we continue to in‑license or acquire product candidates and as we advance our existing and any future product candidates into and through clinical trials and pursue regulatory approval of our product candidates. The process of conducting the necessary clinical research to obtain regulatory approval of a product candidate is costly and time consuming. The probability that any of our product candidates receives regulatory approval and eventually is able to generate revenue depends on a variety of factors, including the quality of our product candidates, early clinical data, investment in our clinical program, competition, manufacturing capability and commercial viability. As a result of these uncertainties, we are unable to determine the duration and completion costs of our research and development projects or if, when and to what extent we will generate revenue from the commercialization and sale of any of our product candidates, if approved. We may never succeed in achieving regulatory approval for any of our product candidates.

We do not allocate personnel‑related research and development costs, including stock‑based compensation or other indirect costs, to specific programs, as they are deployed across multiple projects under development.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include personnel costs, costs for outside professional services and other allocated expenses. Personnel costs consist of salaries, bonuses, benefits, travel and stock‑based compensation. Outside professional services consist of legal, accounting and audit services, commercial evaluation and strategy services, and other consulting services. We expect to incur additional selling, general and administrative costs as a result of our initial and on-going commercial activities in support of our Keveyis product.

Amortization of Intangible Asset

Amortization of intangible asset relates to the amortization of our acquired product rights of Keveyis, which we acquired in December of 2016. This intangible asset is being amortized over an eight-year period using the straight-line method.

Other Income (Expense), Net

Other income (expense), net, consists unrealized (loss)/gain on the remeasurement of the fair value of warrant liability, interest expense recognized on our long-term debt, interest income generated from our cash and cash equivalents, foreign exchange gains and losses and gains and losses on investments.

Our consolidated financial statements are reported in U.S. dollars, which is also our functional currency. Transactions in foreign currencies are remeasured into our functional currency at the rate of exchange prevailing at the date of the transaction. Any monetary assets and liabilities arising from these transactions are remeasured into our functional currency at exchange rates prevailing at the balance sheet date or on settlement. Resulting gains and losses are recorded in foreign currency gain (loss) in other income (expense) in our consolidated statements of operations.

Critical Accounting Policies and Significant Judgments and Estimates

This management’s discussion and analysis operating and financial review of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

There have been no material changes to our critical accounting policies from those described in the “Operating and Financial Review and Prospects” section included in our Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the Securities and Exchange Commission on April 4, 2017.

Results of Operations

Comparison of the Three Months Ended March 31, 2017 and 2016

The following table sets forth our results of operations for the three months ended March 31, 2017 and 2016.

	Three Months Ended
	March 31,		Change
	2017	2016	$
	(in thousands)
Operating expenses:
Research and development	$3,481	$6,794	$(3,313)
Selling, general and administrative	7,442	4,129	3,313
Amortization of intangible asset	1,256	—	1,256
Total operating expenses	12,179	10,923	1,256
Operating loss	(12,179)	(10,923)	(1,256)
Other expense, net	(15,712)	(1,337)	(14,375)
Loss before income taxes	(27,891)	(12,260)	(15,631)
Income tax benefit	(1,594)	55	(1,649)
Net loss	(29,485)	(12,205)	(17,280)
Net loss attributable to non‑controlling interest	—	51	(51)
Net loss attributable to Strongbridge	$(29,485)	$(12,154)	$(17,331)

Research and Development Expenses

The following table summarizes our research and development expenses during the three months ended March 31, 2017 and 2016:

	Three Months Ended
	March 31,		Change
	2017	2016	$
	(in thousands)
Product development and supporting activities	$2,486	$5,450	$(2,964)
Compensation and other personnel costs	778	1,061	(283)
Stock-based compensation expense	217	283	(66)
Total research and development expenses	$3,481	$6,794	$(3,313)

Research and development expenses were $3.5 million for the three months ended March 31, 2017, a decrease of $3.3 million compared to the three months ended March 31, 2016. The $3.0 million decrease in expenses for product development and supporting activities was primarily due to a $1.2 million decrease in development expenses related to programs (COR-004 and BioPancreate) we discontinued during 2016, a $1.0 million decrease in expenses for veldoreotide development activity and a $0.8 million decrease in expenses relating to the ongoing clinical trials for Recorlev. Compensation and related costs decreased by $0.3 million, and stock-based compensation decreased by $0.1 million, for the three months ended March 31, 2017 as compared to the same period in 2016 due to the departure of certain research and development personnel.

Selling, General and Administrative Expenses

The following table summarizes our selling, general and administrative expenses during the three months ended March 31, 2017 and 2016:

	Three Months Ended
	March 31,		Change
	2017	2016	$
	(in thousands)
Outside professional and consulting services	$4,502	$1,676	$2,826
Compensation and other personnel costs	1,902	1,321	581
Stock-based compensation expense	952	1,045	(93)
Facility costs	86	87	(1)
Total general and administrative expenses	$7,442	$4,129	$3,313

Selling, general and administrative expenses were $7.4 million for the three months ended March 31, 2017, an increase of $3.3 million compared to the three months ended March 31, 2016. The $2.8 million increase in outside professional and consulting services was primarily due to costs incurred in preparing for the launch of Keveyis.  Compensation and related personnel costs increased by $0.6 million during the three months ended March 31, 2017 due to increased headcount of commercial personnel.

Other Expense, Net

The following table summarizes our other expense, net, during the three months ended March 31, 2017 and 2016:

	Three Months Ended
	March 31,		Change
	2017	2016	$
	(in thousands)
Unrealized loss on fair value of warrants	$(14,928)	$—	$(14,928)
Interest expense	(737)	—	(737)
Foreign exchange loss	(12)	(47)	35
Other expense, net	(35)	(1,290)	1,255
Total other expense, net	$(15,712)	$(1,337)	$(14,375)

Other expense, net, increased by $14.4 million for the three months ended March 31, 2017 as compared to the three months ended March 31, 2016.  The increase was primarily due to a $14.9 million change in the fair value of our warrant liability, mostly resulting from an increase in our stock price, and $0.7 million in interest expense. Other expense, net decreased by $1.3 million, due to a one-time $1.1 million charge incurred in March 2016 relating to the termination of our license agreement with Antisense Therapeutics.

 Income Tax

We recorded income tax expense of $1.6 million for the three months ended March 31, 2017 as a result of recording a valuation allowance against our deferred tax asset, and a benefit of $0.1 million for the three months ended March 31, 2016 due to the generation of U.S. state and federal net operating loss carry forwards and federal tax credit carry forwards.

Cash Flows

Comparison for the Three Months Ended March 31, 2017 and 2016

	Three Months Ended
	March 31
	2017	2016

Net cash used in by:
Operating activities	$(9,289)	$(9,295)
Investing activities	(7,500)	—
Financing activities	(150)	—
	(16,939)	(9,295)
Effect of exchange rate changes on cash and cash equivalents	—	(21)
Net decrease in cash and cash equivalents	$(16,939)	$(9,316)

Operating Activities

Net cash used in operating activities was $9.3 million for the three months ended March 31, 2017, compared to $9.3 million for the three months ended March 31, 2016.

Investing Activities

The increase in net cash used in investing activities resulted from our scheduled payment of $7.5 million to Taro Pharmaceutical Industries Ltd in connection with our acquisition of the U.S. marketing rights of Keveyis.

Financing Activities

The increase in net cash used in financing activities resulted from a payment of $150,000 to our lenders, in connection with amending our long-term debt arrangement.

Contractual Obligations and Other Commitments

The following table summarizes our future minimum commitments at March 31, 2017:

	Payments due by period
	Less than			More than
	1 year	1 to 3 years	3 to 5 years	5 years	Total
	(in thousands)

Minimum contract purchases pursuant to supply agreement	$5,003	$5,058	$11,022	$8,025	$29,108
Debt payments	$—	$14,000	$6,000	$—	$20,000
Operating leases	$303	$503	$—	$—	$806
Total contractual obligations	$5,306	$19,561	$17,022	$8,025	$49,914

We enter into agreements in the normal course of business with CROs for clinical trials and with vendors for preclinical studies and other services and products for operating purposes, which are cancelable at any time by us, generally upon 30 days prior written notice. Future payment obligations under these agreements are not included in this table of contractual obligations.

We are obligated to make future payments to third parties under in‑license agreements, including sublicense fees, royalties and payments that become due and payable upon the achievement of development and commercialization milestones. As the amount and timing of sublicense fees and the achievement and timing of these milestones are not probable and estimable, such commitments have not been included on our consolidated balance sheets or in the contractual obligations table above.

Off‑Balance Sheet Arrangements

We do not have variable interests in variable interest entities or any off‑balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk

At March 31, 2017, we had cash and cash equivalents of $49.9 million, which consisted primarily of bank deposits in the United States. As part of our cash and investment management processes, we perform periodic evaluations of the credit standing of the financial institutions with which we deposit our cash or purchase cash equivalents, and we have not sustained any credit losses from instruments held at these financial institutions.

Inflation

We believe the effects of inflation generally do not have a material adverse impact on our operations or financial condition.

Legal Proceedings

We are not party to any litigation or other legal proceedings that we believe could reasonably be expected to have a material adverse effect on our business, results of operations and financial condition.

EXHIBITS

EXHIBIT INDEX

10

10
10.1*	Strongbridge Biopharma plc 2015 Equity Compensation Plan
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definitions Linkbase Document

*   Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Current Report on Form 6-K and that it has duly caused and authorized the undersigned to sign this report on its behalf.

STRONGBRIDGE BIOPHARMA PLC

By:	/s/ A. BRIAN DAVIS
Name:	A. Brian Davis
Title:	Chief Financial Officer

Date: May 16, 2017